50 4/18/03

03015909

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

VF 4-17-03

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SEC MAIL PROCESSING SECTION RECEIVED APR 16 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 34919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Corporate Finance Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State St., 37th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Schofield (617) 722-0991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adler Blanchard LLP
(Name – *if individual, state last, first, middle name*)

27 Cambridge St.	Burlington	MA	01803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Corporate Finance Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE M. SALLUSTIO
Notary Public
My Commission Expires
December 29, 2006

Francine M. Sallustio
Notary Public

Pet Schofield
Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH CORPPORATE FINANCE GROUP, INC.
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Total stockholder's equity	$	174,007
Less: nonallowable assets		
Prepaid taxes		4,753
Stock and warrants		35,000
Deferred tax asset		1,017
Total nonallowable assets		40,770
Net capital	$	133,237
Aggregate indebtedness	$	1,800
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess capital at 1500%	$	133,237
Excess net capital at 1000%	$	128,237
Ratio: aggregate indebtedness to net capital (net capital ratio)		.0135 to 1

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2002:

No material differences existed

TRIUMPH CAPITAL

April 15, 2003

Securities and Exchange Commission
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 16 2003
WASH. D.C. 155 SECTION

To Whom It May Concern:

Enclosed is Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission for Triumph Corporate Finance Group, Inc. as of December 31, 2002. This schedule now includes a statement that No Material Differences Existed under the caption Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2002. My submission includes a new completed Part III Facing Page. Please call me at 617-722-0991 if you have questions.

Sincerely yours,

Peter Schofield
Controller

Enclosure

Cc: SEC - Boston District Office
NASD/Systems Support – Sherry Lawrence

VP

Triumph Corporate Finance Group, Inc.
28 State Street, 37th Floor, Boston, MA 02109 • (617) 557-6000 • Fax (617) 557-6020